                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)
            AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                              (AMENDMENT NO. 3)(1)


                               Sapient Corporation
                ------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                ------------------------------------------------
                         (Title of Class of Securities)


                                   803062 10 8
                ------------------------------------------------
                                 (CUSIP Number)



     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 803062 10 8                                       PAGE  2 OF 9 PAGES
          -----------                                            --    --

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Jerry A. Greenberg
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
                     5      SOLE VOTING POWER

                            6,343,167 shares
                     -----------------------------------------------------------
                     6      SHARED VOTING POWER

                            3,188,732 shares. Comprised of 3,175,243 shares held
                            by The Jerry A. Greenberg Eight Year Qualified
                            Annuity Trust 1996 and 13,489 shares held by The
                            Jerry A. Greenberg Charitable Foundation, of which
                            Mr. Greenberg and Mr. Samuel C. Sichko are trustees
   NUMBER OF                and over which Mr. Greenberg and Mr. Sichko share
     SHARES                 voting control.
  BENEFICIALLY       -----------------------------------------------------------
   OWNED BY          7      SOLE DISPOSITIVE POWER
     EACH
   REPORTING                6,343,167 shares
  PERSON WITH        -----------------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            4,285,414 shares. (Includes 332,388 shares held by The Jerry A. Greenberg Remainder Trust 1996, 3,175,243 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996, 764,294 shares held by The Jerry A. Greenberg Three Year Qualified Annuity Trust 1997 and 13,489 shares held by The Jerry A. Greenberg Charitable Foundation. Mr. Greenberg and Mr. Samuel C. Sichko are trustees of each of these trusts and share dispositive power over the shares held by the trusts.)
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,628,581 shares (Includes 332,388 shares held by The Jerry A. Greenberg Remainder Trust 1996, 3,175,243 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996, 764,294 shares held by The Jerry
       A. Greenberg Three Year Qualified Annuity Trust 1997, and 13,489 shares held by the Jerry A. Greenberg Charitable Foundation.) Mr. Greenberg disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein.
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       Not Applicable
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       18.4%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON *

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP NO. 803062 10 8                                       PAGE  3 OF  9 PAGES
          -----------                                            --    --

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Samuel C. Sichko, Esq.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
                     5      SOLE VOTING POWER

                            764,294 shares held by The Jerry A. Greenberg Three
                            Year Qualified Annuity Trust 1997. Mr. Sichko is a
                            co-trustee of, and has sole voting control over, the
                            trust.
                     -----------------------------------------------------------
                     6      SHARED VOTING POWER

                            3,521,120 shares. (Includes 3,175,243 shares held by
                            The Jerry A. Greenberg Eight Year Qualified Annuity
                            Trust 1996, of which Mr. Greenberg and Mr. Sichko
                            are the co-trustees and over which Mr. Greenberg and
                            Mr. Sichko share voting control, 13,489 shares held
                            by The Jerry A. Greenberg Charitable Foundation and
                            332,388 shares held by The Jerry A. Greenberg
   NUMBER OF                Remainder Trust 1996.)
     SHARES
  BENEFICIALLY       -----------------------------------------------------------
   OWNED BY          7      SOLE DISPOSITIVE POWER
     EACH
   REPORTING                0 shares
  PERSON WITH        -----------------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            4,285,414 shares (Includes 332,388 shares held by The Jerry A. Greenberg Remainder Trust 1996, 3,175,243 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996, 13,489 shares held by The Jerry A. Greenberg Charitable Foundation and 764,294 shares held by The Jerry A. Greenberg Three Year Qualified Annuity Trust 1997. Mr. Greenberg and Mr. Sichko are trustees of each of these trusts and share dispositive power over the shares held by the trusts.)
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,285,414 shares (Includes 332,388 shares held by The Jerry A. Greenberg Remainder Trust 1996, 3,175,243 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996, 13,489 shares held by The Jerry
       A. Greenberg Charitable Foundation and 764,294 shares held by The Jerry
       A. Greenberg Three Year Qualified Annuity Trust 1997.) Mr. Sichko has no pecuniary interest in any of the shares held by any of The Jerry A. Greenberg Remainder Trust 1996, The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996, The Jerry A. Greenberg Three Year Qualified Annuity Trust 1997 and The Jerry A. Greenberg Charitable Foundation and Mr. Sichko disclaims beneficial ownership of all such shares.
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [X]
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       7.4%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON *

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP NO. 803062 10 8                                       PAGE  4 OF  9 PAGES
          -----------                                            --    --

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Commonwealth of Massachusetts
--------------------------------------------------------------------------------
                     5      SOLE VOTING POWER

                            3,175,243 shares (voting control over these shares
                            is shared by Mr. Greenberg and Mr. Sichko,
                            co-trustees of the trust).
                     -----------------------------------------------------------
                     6      SHARED VOTING POWER
   NUMBER OF
     SHARES                 0 shares
  BENEFICIALLY       -----------------------------------------------------------
   OWNED BY          7      SOLE DISPOSITIVE POWER
     EACH
   REPORTING                3,175,243 shares (dispositive control over these
  PERSON WITH               shares is shared by Mr. Greenberg and Mr. Sichko,
                            the co-trustees of the trust).
                     -----------------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            0 shares
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,175,243 shares
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       Not Applicable
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.5%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON *

       OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 803062 10 8                                         Page  5 of 9 Pages
          -----------                                              --   --

ITEM 1(a)     NAME OF ISSUER:

              Sapient Corporation

ITEM 1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

              One Memorial Drive
              Cambridge, Massachusetts 02142

ITEM 2(a)     NAME OF PERSON FILING:

              Jerry A. Greenberg for himself and on behalf of The Jerry A. Greenberg Remainder Trust 1996, The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 and The Jerry A. Greenberg Three Year Qualified Annuity Trust 1997, The Jerry A. Greenberg Charitable Foundation, Samuel C. Sichko, Esq. and The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996

ITEM 2(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              Jerry A. Greenberg
              c/o Sapient Corporation
              One Memorial Drive
              Cambridge, MA 02142

              Samuel C. Sichko
              c/o Peckham, Lobel, Casey, Prince & Tye LLP
              585 Commercial Street
              Boston, MA 02109-1024

              The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 receives correspondence c/o Mr. Sichko.

ITEM 2(c)     CITIZENSHIP:

              Both Mr. Greenberg and Mr. Sichko are citizens of the United States of America.

              The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 is organized under the laws of the Commonwealth of Massachusetts.

ITEM 2(d)     TITLE OF CLASS OF SECURITIES:

              Common Stock, $.01 par value per share.

CUSIP NO. 803062 10 8                                         Page  6 of 9 Pages
          -----------                                              --   --


ITEM 2(e)     CUSIP NUMBER:

              803062 10 8

ITEM 3        DESCRIPTION OF PERSON FILING:

              Not applicable.

ITEM 4        OWNERSHIP:

                     (a)    AMOUNT BENEFICIALLY OWNED:

                     Mr. Greenberg has or shares voting or investment control over 10,628,581 shares. (Includes 332,388 shares held by The Jerry A. Greenberg Remainder Trust 1996, 3,175,243 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 and 764,294 shares held by The Jerry A. Greenberg Three Year Qualified Annuity Trust 1997 and 13,489 shares held by The Jerry A. Greenberg Charitable Foundation. Mr. Greenberg is a trustee of each of these trusts.) Mr. Greenberg disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein.

                     Mr. Sichko is a trustee of each of The Jerry A. Greenberg Remainder Trust 1996, The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996, The Jerry A. Greenberg Three Year Qualified Annuity Trust 1997 and the Jerry A. Greenberg Charitable Foundation and as such has or shares voting or investment control over 4,285,414 shares. Mr. Sichko does not have any pecuniary interest in any of the shares held by these trusts and disclaims beneficial ownership of all such shares.

                     The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 holds 3,175,243 shares.

                     (b)    PERCENT OF CLASS:

                     Mr. Greenberg has or shares voting or investment control over shares representing 18.4% of the issuer's outstanding common stock.

                     Mr. Sichko has or shares voting or investment control over shares representing 7.4% of the issuer's outstanding common stock but disclaims beneficial ownership of all such shares.

                     The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 holds shares representing 5.5% of the issuer's outstanding common stock.

CUSIP NO. 803062 10 8                                         Page  7 of 9 Pages
          -----------                                              --   --


              (c)    NUMBER OF SHARES AS TO WHICH PERSON HAS:

                            (i)    sole power to vote or to direct the vote:

                            Mr. Greenberg has the sole power to direct the vote of 6,343,167 shares.

                            Mr. Sichko has the sole power to direct the vote of the 764,294 shares held by The Jerry A. Greenberg Three Year Qualified Annuity Trust 1997. Mr. Sichko is a co-trustee of, and has sole voting control over, the trust.

                            (ii)   shared power to vote or to direct the vote:

                            Mr. Greenberg and Mr. Sichko share voting control over the 3,175,243 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 and the 13,489 shares held by The Jerry A. Greenberg Charitable Foundation, of which Mr. Greenberg and Mr. Sichko are trustees. Mr. Sichko shares voting control over the 332,388 shares held by The Jerry A. Greenberg Remainder Trust 1996.

                            (iii) sole power to dispose or to direct the disposition of:

                            Mr. Greenberg has sole power to dispose of 6,343,167 shares.

                            Mr. Sichko has the sole power to dispose of 0 shares.

                            (iv) shared power to dispose or to direct the disposition of:

                            Mr. Greenberg and Mr. Sichko share dispositive power over 4,285,414 shares. (Consists of 332,388 shares held by The Jerry A. Greenberg Remainder Trust 1996, 3,175,243 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996, 764,294 shares held by The Jerry A. Greenberg Three Year Qualified Annuity Trust 1997 and 13,489 shares held by The Jerry A. Greenberg Charitable Foundation. Mr. Greenberg and Mr. Sichko are trustees of each of these trusts.)

ITEM 5        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              Not applicable.

ITEM 6        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

              During the terms of The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 and The Jerry A. Greenberg Three Year Qualified Annuity Trust 1997, Mr. Greenberg is the only beneficiary of such trusts.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

              Not applicable.

CUSIP NO. 803062 10 8                                         Page  8 of 9 Pages
          -----------                                              --   --


ITEM 8        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              Not applicable.

ITEM 9        NOTICE OF DISSOLUTION OF GROUP:

              Not applicable.

ITEM 10       CERTIFICATION:

              Not applicable.

CUSIP NO. 803062 10 8                                         Page  9 of 9 Pages
          -----------                                              --   --


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 10, 2000

                                    /s/ Jerry A. Greenberg
                                    --------------------------------------------
                                    Jerry A. Greenberg, individually and as a
                                    trustee of The Jerry A. Greenberg Remainder
                                    Trust 1996, The Jerry A. Greenberg Eight
                                    Year Qualified Annuity Trust 1996 and The
                                    Jerry A. Greenberg Three Year Qualified
                                    Annuity Trust 1997 and The Jerry A.
                                    Greenberg Charitable Foundation


                                    /s/ Samuel C. Sichko
                                    --------------------------------------------
                                    Samuel C. Sichko, as a trustee of The Jerry
                                    A. Greenberg Remainder Trust 1996, The Jerry
                                    A. Greenberg Eight Year Qualified Annuity
                                    Trust 1996, The Jerry A. Greenberg Three
                                    Year Qualified Annuity Trust 1997 and The
                                    Jerry A. Greenberg Charitable Foundation